UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64827/July 7, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14406

_____

In the Matter of   :
                                                                              :
SANCTUARY WOODS MULTIMEDIA CORP.,   :   ORDER MAKING FINDINGS
SATELLITE AUCTION NETWORK, INC.   :   AND REVOKING
  (A/K/A, L INTERNATIONAL COMPUTERS, INC.),   :   REGISTRATIONS BY
SCIENTIFIC MEASUREMENT SYSTEMS, INC.,   :   DEFAULT
SCORPION TECHNOLOGIES, INC.,   :
SCOTT SCIENCE & TECHNOLOGY, INC.,   :
SECURITY ENVIRONMENTAL SYSTEMS, INC., and   :
SENSOTRON, INC.   :

_____

        The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on May 31, 2011, pursuant to Section 12(j) of the Securities Exchange Act of
1934 (Exchange Act). The Office of the Secretary and Division of Enforcement have provided
evidence that Respondents were served with the OIP by June 4, 2011, pursuant to Commission Rule
of Practice 141(a)(2)(ii). Respondents' Answers were due ten days from the date of service. See OIP
at 4; 17 C.F.R. § 201.220(b). To date, no Respondent has filed an Answer, and the time for filing has
expired. Accordingly, Respondents are in default for failing to file Answers to the OIP or to otherwise
defend the proceeding. See 17 C.F.R. §§ 201.155(a)(2), .220(f). As authorized by Commission Rule of
Practice 155(a), I find the following allegations in the OIP to be true.

        Sanctuary Woods Multimedia Corp. (CIK No. 900748) is a void Delaware corporation
located in Emeryville, California, with a class of securities registered with the Commission pursuant
to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the
Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended
March 31, 1998, which reported a loss of over $16.5 million for the prior twelve months. On July 6,
1999, the company filed a Chapter 7 petition with the U.S. Bankruptcy Court for the Northern
District of California, which was terminated on February 1, 2006.

        Satellite Auction Network, Inc. (a/k/a L International Computers, Inc.) (CIK No. 803571), is a
void Delaware corporation located in Irving, Texas, with a class of securities registered with the
Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic
filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the
period ended April 30, 1987, which reported a net loss of over $730,000 for the prior three months. It
appears that the company's corporate identity was highjacked by L International Computers, Inc.,
which is not a legitimate corporate successor. Based on this apparent corporate identity theft, on
March 13, 2008, the Commission suspended trading in the securities of L International Computers
(symbol "LITL") due to a lack of current and accurate information concerning its securities.

Scientific Measurement Systems, Inc. (CIK No. 87814), is a forfeited Texas corporation located in Austin, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended April 30, 2000, which reported a net loss of $329,000 for the prior three months. On December 13, 2000, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Western District of Texas, and the case was terminated on September 12, 2003.

Scorpion Technologies, Inc. (CIK No. 803190), is a Colorado corporation located in San Jose, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1993, which reported a net loss of over $7.3 million for the prior nine months.

Scott Science & Technology, Inc. (CIK No. 735635), is a void Delaware corporation located in Los Angeles, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended September 30, 1996.

Security Environmental Systems, Inc. (CIK No. 842399), is a void Delaware corporation located in Huntington Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1994, which reported a net loss of over $562,000 for the prior three months. On April 20, 1995, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, and the case was terminated on August 9, 2000.

Sensotron, Inc. (CIK No. 826757), is a suspended California corporation located in Huntington Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K/A for the period ended August 31, 1995, which reported a net loss of over $1.4 million for the prior twelve months.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Sanctuary Woods Multimedia Corp., Satellite Auction Network, Inc. (a/k/a L International Computers, Inc.), Scientific Measurement Systems, Inc., Scorpion Technologies, Inc., Scott Science & Technology, Inc., Security Environmental Systems, Inc., and Sensotron, Inc. are hereby REVOKED.


Robert G. Mahony
Administrative Law Judge
